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                      MVP HOLDINGS, INC.
                       578 Cervantes Dr.
                     Henderson, NV 89014
                      Phone 702-458-1396
                        Fax 702-489-8747


January 22, 2013

Securities & Exchange Commission



Re:	Request to withdraw filing of Form 10-12g and Form 10-12g/A

Dear Sirs:

We respectfully request to withdraw the Form 10-12g submitted December 26, 2012, and the Form 10-12g/A submitted January 14, 2013 on behalf of MVP Holdings, Inc., CIK 0001030161.

Sincerely,


/s/Richard Sellers
President MVP Holdings, Inc.